

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 17, 2007

**Via U.S. Mail and Fax (909) 839-2780**

Mr. Zhang Yang
Chief Financial Officer
China North East Petroleum Holdings, Ltd.
20337 Rimview Place
Walnut, CA  91789

>   **Re:    China North East Petroleum Holdings, Ltd.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 16, 2007**
>   **File No. 0-49846**
>
>   **Form 10-QSB for the period ended June 30, 2007**
>   **Filed August 14, 2007**

Dear Mr. Yang:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 17

1.  We note the payments due by PetroChina for sales of your crude oil are remitted to Yu Qiao, who forwards the payment to you after deduction of their 2% management fee. Please tell us and disclose how you account for your revenue recognition for sales to PetroChina, and your accounting for the management fee to Yu Qiao.

2.  We note that you reached a settlement agreement in April 2006 regarding the amounts owed by to you by Yu Qiao.  We also note that an additional agreement was reached in September 2006 whereby the amounts owed to you by Yu Qiao were offset by the $485,221 you owed to a related party and the $1.25 million you owed to a company owned by that same related party.  Please tell us and revise to disclose your accounting for these transactions in more detail.

Liquidity and Capital Resources, page 20

3.  We note the significant increase in your accounts payable related to drilling expenditures.  Revise your disclosure to tell us in more detail the terms of this agreement and your accounting treatment for these transactions.

4.  We note your working capital balance at December 31, 2006 is a negative $9.8 million and that such amount has increased to a negative $21.5 million by June 30, 2007.  This would seem to raise substantial doubt about your ability to continue as a going concern.  Please tell us and disclose your consideration of this issue and why a going concern opinion is not disclosed within your financial statements and liquidity discussion.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3

5.  We note that in 2005, you had a Gain on disposal of oil and gas properties of $1,455. As indicated in Rule 4-10(c)(6)(i) of Regulation S-X, generally, sales should not result in any gain or loss.  Please detail in the notes to the financial statements the transaction which results in the gain.

Consolidated Statements of Stockholders' Equity, page F-4

6.  Tell us the accounting literature which supports your recognition of Imputed interest expense on advances from a stockholder and related parties as Additional paid-in capital. Generally, loans from related parties and their interest should not be classified as part of shareholders' equity. We note that the loans are presented as liabilities in the Balance Sheet; yet, the interest expense appears to be recorded as a capital contribution.

Note 1 – Summary of Significant Accounting Policies and Organization

(F) Oil and Gas properties, page F-9

7.  Revise the notes to your financial statements to include the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies and Organization
Revenue Recognition, page F-10

8.  Revise to disclose the impact, if any, management fees such as those due to Yu Qiao, have on your revenue recognition policy.

Note 2. Business Combinations between Entities under Common Control, page F-13

9.  We note you entered into a joint venture agreement with a related party and now share 90% of the equity and profit interests of Song Yuan Technical, with the related party sharing the remaining 10%. Tell us and disclose in more detail why this transaction was accounted for as a reorganization of entities under common control.

Form 10-QSB for period ended March 31, 2007

Notes to the Condensed Consolidated Financial Statements as of March 31, 2007, page 7

10.  We note the significant increases in your balances for oil and gas properties, oil and gas properties under construction and accounts payable from December 31, 2006. Please revise the notes to your condensed consolidated financial statements to provide further disclosure regarding each of these balance sheet accounts.

Note 2. Organization, page 7

11.  Tell us and disclose in more detail why it is appropriate to account for the acquisition of Yu Qiao as a reorganization of entities under common control.
Item 3. Controls and Procedures, page 22

12. We note your Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2006, your disclosure controls and procedures were effective.  Tell us and disclose if the controls and procedures were effective as of March 31, 2007.

Form 10-QSB for period ended June 30, 2007

Condensed Consolidated Statements of Operations and Comprehensive Income, page 6

13. Gain on disposal of fixed assets should be included in Income from Operations and not part of non-operating income.  See paragraph 45 of SFAS 144.

Notes to the Condensed Consolidated Financial Statements as of June 30, 2007, page 8

14. Revise to disclose the factors behind your presentation of restated Condensed Consolidated Statement of Operations and Comprehensive Income and Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

15. Revise to disclose the factors behind the significant increase in your accounts payable balance from December 31, 2006, as well as March 31, 2007.  Please tell us and disclose the specific terms of these accounts payable and why the balance has not decreased from December 31, 2006. Disclose the potential impact these balances could have on your liquidity.

16. Amend your filing to disclose the information required by Items 307 and 308(c) of Regulation S-B.

Engineering comments

Form 10-KSB for year ended December 31, 2006

Description of Business, page 3

Drillling Programs, page 5

17. We note your statement, "During 2006, the Company drilled 17 new productive wells in Qian 112 area and 1 new productive well in Hetingbao 301 area." Directly below this, the "drilling statistics" table displays 44 productive net development wells for 2006. Please revise your document to resolve this inconsistency.

Notes to the Consolidated Financial Statements, page F-6

Supplemental Oil and Gas Disclosures (Unaudited), page F-22

18. The Hetingbao acquisition – page 5 - is not included in the changes to your 2006 proved reserves. Also your proved reserves for prior years-end do not agree with the figures in your 2005 Form 10-KSB (page F-18). Financial Accounting Standard 69, paragraph 11 requires explanation of significant line item changes to proved reserves. Please amend your document to comply with the requirements of FAS 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please file your response on EDGAR. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Zhang Yang
China North East Petroleum, Ltd.
September 17, 2007
Page 6


· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant